I, LaToya Johnson, certify that:

(1) the financial statements of AwayZone Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of AwayZone Inc. included in this Form reflects accurately the information reported on the tax return for AwayZone Inc. filed for the fiscal year ended 2018.

[Signature]



LaToya Johnson, MPH
Founder and CEO, AwayZone Inc.

07-Nov-2019

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.